UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.        )*

Spring Valley Acquisition Corp.
(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G8377A108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8377A108
1.	Names of Reporting Persons Spring Valley Acquisition Sponsor, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,630,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,630,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,630,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.58%
12.	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the beneficial owner of 5,630,000 Class B ordinary shares, par value $0.0001 per share, of the Issuer.

CUSIP No. G8377A108
1.	Names of Reporting Persons SV Acquisition Sponsor Sub, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,630,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,630,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,630,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.58%
12.	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the direct owner of 5,630,000 Class B ordinary shares, par value $0.0001 per share, of the Issuer on behalf of Spring Valley Acquisition Sponsor, LLC.

CUSIP No. G8377A108
1.	Names of Reporting Persons William Quinn
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,630,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,630,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,630,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.58%
12.	Type of Reporting Person (See Instructions) IN

(1) In his capacity as the Managing Member of Pearl Energy Investment II UGP, LLC.

CUSIP No. G8377A108
1.	Names of Reporting Persons Pearl Energy Investments II, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Number of Shares Beneficially Owned By Each Reporting Person With
	6.	Shared Voting Power 5,630,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,630,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,630,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.58%
12.	Type of Reporting Person (See Instructions) PN

(1) In its capacity as the beneficial owner of a majority of the interests in Spring Valley Acquisition Sponsor, LLC.

CUSIP No. G8377A108
1.	Names of Reporting Persons Pearl Energy Investment II GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,630,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,630,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,630,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.58%
12.	Type of Reporting Person (See Instructions) PN

(1) In its capacity as the general partner of Pearl Energy Investments II, L.P.

CUSIP No. G8377A108
1.	Names of Reporting Persons Pearl Energy Investment II UGP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,630,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,630,000 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,630,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 19.58%
12.	Type of Reporting Person (See Instructions) OO

(1) In its capacity as the general partner of Pearl Energy Investment II GP, L.P.

Item 1(a).	Name of Issuer

Spring Valley Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

2100 McKinney Ave, Suite 1675 Dallas, TX 75201

Item 2(a).	Names of Persons Filing

Spring Valley Acquisition Sponsor, LLC (the “Sponsor”), SV Acquisition Sponsor Sub, LLC (the “Holdco”), William Quinn, Pearl Energy Investments II, L.P. (“Pearl II”), Pearl Energy Investment II GP, L.P. (“Pearl GP”), Pearl Energy Investment II UGP, LLC (“Pearl UGP”) (collectively, the “Reporting Persons”).

The shares reported above are held in the name of the Holdco, which is controlled by the Sponsor. The Sponsor is controlled by Pearl II. Pearl II is controlled by its general partner, Pearl GP, and Pearl GP is controlled by its general partner, Pearl UGP, which is controlled by Mr. Quinn.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows: 2100 McKinney Ave, Suite 1675 Dallas, TX 75201

Item 2(c).	Citizenship

(i)            Spring Valley Acquisition Sponsor, LLC - Delaware

(ii)           SV Acquisition Sponsor Sub, LLC - Delaware

(iii)          William Quinn - United States

(iv)          Pearl Energy Investments II, L.P. - Delaware

(v)           Pearl Energy Investment II GP, L.P. - Delaware

(vi)          Pearl Energy Investment II UGP, LLC - Delaware

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share (the “Ordinary Shares”)

* The Ordinary Shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Reporting Persons own Class B ordinary shares, $0.0001 par value (the “Class B Shares”). The Class B Shares will automatically convert into Ordinary Shares at the time of the Issuer’s Business Combination on a one-for-one basis, or may be converted at any time at the option of the holder, subject to certain adjustments.

Item 2(e).	CUSIP Number

G8377A108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)           Amount beneficially owned:

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 5,630,000 Class B Shares. The Class B Shares are automatically convertible into Ordinary Shares at the time of the Issuer’s Business Combination on a one-for-one basis, or may be converted at any time at the option of the holder, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249067).

(b)           Percent of Class:

Based on the calculations made in accordance with Rule 13d-3(d), each of the Reporting Persons may be deemed to beneficially own approximately 19.58% of the total outstanding Ordinary Shares and Class B Shares as of the date hereof.

All percentages of ownership of the Ordinary Shares and Class B Shares by the Reporting Persons presented in this Statement based on 28,750,000 Ordinary Shares of the Issuer outstanding as of December 20, 2021, and 5,750,000 Class B Shares issued and outstanding as of December 20, 2021, as reported in the Quarterly Report on Form 10-Q/A of the Issuer filed with the Securities and Exchange Commission on December 21, 2021.

(c)           Number of shares as to which the Reporting Person has:

(ii), (iv) Shared power to vote or to direct the vote/ Shared power to dispose or to direct the disposition of:

By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons may be deemed to share the power to direct the voting and the disposition of the 5,630,000 Class B Shares as of the date hereof.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 14, 2022

Spring Valley Acquisition Sponsor, LLC

By:	/s/ David Levinson
Name:	David Levinson
Title:	Corporate Secretary

SV Acquisition Sponsor Sub, LLC

By:	/s/ David Levinson
Name:	David Levinson
Title:	Corporate Secretary

William Quinn

By:	/s/ William Quinn

Pearl Energy Investments II, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

Pearl Energy Investment II GP, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

Pearl Energy Investment II UGP, LLC

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Securities and Exchange Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Ordinary Shares, par value $0.0001 per share, of Spring Valley Acquisition Corp. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:    February 14, 2022

Spring Valley Acquisition Sponsor, LLC

By:	/s/ David Levinson
Name:	David Levinson
Title:	Corporate Secretary

SV Acquisition Sponsor Sub, LLC

By:	/s/ David Levinson
Name:	David Levinson
Title:	Corporate Secretary

William Quinn

By:	/s/ William Quinn

Pearl Energy Investments II, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

Pearl Energy Investment II GP, L.P.

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Partner

Pearl Energy Investment II UGP, LLC

By:	/s/ William Quinn
Name:	William Quinn
Title:	Managing Member